

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission
Division of Corporate Fi[illegible]
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.



03029157

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाँण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

FILE NO. 82.4524

जा. क्रमांक/No. CO/S&B/VR/2003/2292

दिनांक / तारीख / Date: August 5, 2003

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
CHANGE IN REGISTRAR & TRANSFER AGENT OF THE BANK

AUG - 8 2003

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/2276 dated 5/8/03 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,



GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.


PROCESSED
AUG 12 2003
THOMSON
FINANCIAL

SUPPL

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

जा. क्रमांक / No. : CO/S&B/VR/2003/2276

दिनांक / तारीख / Date : 5 अगस्त AUG 2003

FILE NO. 82-4524

Dear Sir,

LISTING AGREEMENT
CHANGE IN REGISTRAR & TRANSFER AGENT OF THE BANK

In terms of Clause 47(e) of the Listing Agreement, we advise that the Bank has appointed M/s.Datamatics Financial Software & Services Ltd., Plot No. A-16 & 17, MIDC, Part B, Cross Lane, Marol, Andheri (East), Mumbai 400 093, as the Bank's Registrar & Transfer Agent w.e.f. 1st October, 2003 in place of M/s MCS Ltd., Sri Venkatesh Bhawan, Plot No.27, Road No.11, MIDC Area Andheri(East), Mumbai – 400093. In this connection, we enclose a copy the Agreement entered in by the Bank with M/s Datamatics Financial Software & Services Ltd for your information and record.

2. Kindly acknowledge receipt.

Yours faithfully,



GENERAL MANAGER
(Shares & Bonds)
Encl a.a


SHARES & BONDS

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

100Rs.


INDIA NON JUDICIAL
१०० रु.
Rs 100
सत्यमेव जयते
एक सौ रुपये
ONE HUNDRED RUPEES

General Stamp Office, Mumbai
Date 15 JUL 2003
L. S. V. No.
177

Smt. P. B. Solanki
Proper Officer

18 JUL 2003

DATAMATICS FINANCIAL SOFTWARE AND SERVICES LTD.

AGREEMENT

This Agreement made on the 4th day of August 2003 at Mumbai between Datamatics Financial Software & Services Limited, a Company within the meaning of the Companies Act, 1956 having its Registered Office at Plot No. A16-17, MIDC, Part B Cross Lane, Marol, Andheri (East) Mumbai 400093, (hereinafter referred to as "the Transfer Agent", which expression shall unless repugnant to the context or meaning thereof be deemed to mean and include its successors and assigns)

and

State Bank of India, body corporate, constituted under State Bank of India Act, 1955 (Act 23 of 1955) and having its Corporate Centre at State Bank Bhavan, Madame Cama Road, Mumbai 400 021 (hereinafter referred to as "the Bank", which expression shall unless repugnant to the context or meaning thereof be deemed to mean and include its successors and assigns).

Whereas:

I. The Bank is a Statutory Corporation having issued Equity Shares and

For Datamatics Financial Software And Services Ltd.

Y. S. Kanodia
Managing Director

कृते भारतीय स्टेट बैंक
For STATE BANK OF INDIA

महा प्रबन्धक General Manager
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.
के. का. बम्बई C. O. Bombay



100Rs.


INDIA NON JUDICIAL
१०० रु.
Rs 100
सत्यमेव जयते
भारत
एक सौ रुपये
ONE HUNDRED RUPEES

General Stamp Office, Mumbai.
Date 15 JUL 2003
L. S. V. No. 177

Smt. P. B. Solanki
Proper Officer

18 JUL 2003

DATAMATICS FINANCIAL SOFTWARE AND SERVICES LTD.

Unsecured, Redeemable, Subordinated Floating Interest Rate Bonds–1994 and Private Placement Unsecured Non-Convertible Redeemable Subordinated Bonds 2000 & 2000-01.

II. The Transfer Agent is a Public Limited Company and is a SEBI registered Registrars & Share Transfer Agent having Registration No. INR 000000874 and the Bank has approached the Transfer Agent to act as Securities Transfer Agent and the Transfer Agent have accepted the assignment.

III. The Bank has 6,50,573 shareholders and 40,646 bond holders as on 30th June 2003 and has to render services relating to transfer, transmission, etc. in accordance with State Bank of India Act, 1955 (Act 23 of 1955)/ State Bank of India General Regulations, 1955 framed thereunder and the Offer Document / Letter of Offer / Terms of Offer Documents in respect of the Public Issue of Equity Shares and Unsecured, Redeemable, Subordinated Floating Interest Rate Bonds–1994 (redeemed under Call Option in 2001) and Private Placement Unsecured Non-Convertible Redeemable Subordinated Bonds 2000 & 2000-01.

IV. In terms of rule 4(1)(b) of the SEBI (Registrars to an Issue and Share Transfer Agent) Rules, 1993, the Transfer Agent are required to enter into a valid agreement with the body corporate on whose behalf the Transfer Agent have to

For Datamatics Financial Software And Services Ltd.

Y. S. Kanodia
Managing Director

कृते भारतीय स्टेट बैंक
For STATE BANK OF INDIA

महा प्रबन्धक General Manager
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.
के. का., बम्बई C. O. Bombay



20 Rs.


बीस रुपये
सत्यमेव जयते
भारत
INDIA
TWENTY RUPEES
२०रु.
20RS

3 1 JUL 2003

Datamatics Financial Software & Services Ltd.

act as Share Transfer Agent and in pursuance of the same, the Bank and the Transfer Agent have agreed to enter into an agreement, being these presents.

V. NOW, THEREFORE, the Bank and the Transfer Agent do hereby agree as follows: -

(1.) The Bank hereby appoints M/s. Datamatics Financial Software & Services Limited as the Transfer Agent in respect of the Bank's Equity Shares and Unsecured, Redeemable, Subordinated Floating Interest Rate Bonds–1994 and Private Placement Unsecured Non-Convertible Redeemable Subordinated Bonds 2000 & 2000-01 for a period of one year from the 1st October 2003 to the 30th September 2004 upon the terms and conditions herein contained and Datamatics Financial Software & Services Limited (the Transfer Agent) accepts such appointment. The appointment may be continued for such further periods at the sole discretion of the Bank; the extension of appointment, if given for the next two years by the Bank, will be on the same terms and conditions or on such terms as may be decided by the Bank.

(2) The Transfer Agent hereby undertakes to perform and fulfil such functions, duties and obligations and to provide such services as are mentioned herein.

(3) The Bank will ensure that all records/reports/documents required for their work are handed over to Transfer Agent.

(4) The Bank will inform the shareholders/bondholders/investors about the appointment and change in the Transfer Agent, if any, one month before handing over the assignment/change in the appointment of Transfer Agency.

For Datamatics Financial Software And Services Ltd.

Y. S. Kanodia
Managing Director



कृते भारतीय स्टेट बैंक
For STATE BANK OF INDIA

महा प्रबन्धक General Manager
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.
के. का. बम्बई C. O. Bombay

(5) The Transfer Agent declares and undertakes that:

(a) it has obtained a certificate of registration from SEBI and that the certificate is valid from 16th December 2000 to 15th December 2003. The Transfer Agents shall ensure that the certificate of registration shall remain in force during the period of this agreement or its extension, if any, by taking prompt steps for its renewal. In case of non-renewal the Transfer Agent shall inform the Bank forthwith.

(b) It has not violated any of the conditions subject to which registration has been granted and that no disciplinary or other proceedings have been commenced by SEBI and that it is not debarred/suspended from carrying on the activities contemplated under this Agreement.

(c) It shall perform the duties as the Transfer Agent with the highest standards of integrity and fairness and shall act in an ethical manner in all their dealings with clients, investors, etc. and that they will not take up any activities which are likely to be in conflict with their own interests, or the interests of the Bank and/or of the investors and/or contrary to the directions issued by SEBI.

(d) It shall carry out its duties/responsibilities and shall complete all the formalities in respect therewith within the specified time limits as per the relevant statutes, SEBI Guidelines and Stock Exchange Regulations and such Guidelines etc., as may be issued by the Statutory Authorities from time to time.

(e) In case of any change in their status/constitution, it will obtain the necessary permission from SEBI and/or other Statutory Authorities.

(6) The Bank hereby declares that it has complied with or agrees to comply with all statutory formalities under State Bank of India Act 1955 (Act 23 of 1955)/State Bank of India General Regulations1955 framed thereunder, Guidelines for Disclosure and Investor Protection issued by SEBI, Listing Agreements with Stock Exchanges and other relevant Statutes pertaining to share transfer activities issued from time to time.

(7) The Bank and the Transfer Agent agree to execute tripartite agreements with National Securities Depository Limited (NSDL) and Central Depository Services (India) Ltd. (CDSIL) respectively, in respect of the Bank's Equity Shares and Bonds which are held in the dematerialised form as "Eligible Securities " in the depository system of NSDL and CDSIL and agree to abide by the terms and conditions contained in the proposed tripartite agreements.

(8) The Transfer Agent shall duly process all the requests for dematerialisation (received in DRF signed by the shareholders and forwarded by Depositary Participants) in accordance/compliance with the Statutory/ regulatory provisions and the terms and conditions contained in the tripartite agreements proposed to be entered into with NSDL and CDSIL.

For Datamatics Financial Software And Services Ltd.

Y. S. Kanodia
Managing Director

कृते भारतीय स्टेट बैंक
For STATE BANK OF INDIA

महा प्रबन्धक General Manager
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.
के. का. बम्बई C. O. Bombay

(9) The Transfer Agent agrees to carry out / perform functions, duties and obligations relating to each activity relevant to the share transfer/bond transfer as specified in the annexures hereto. The following activities, inter-alia, shall form part of the Transfer Agent's functions and responsibilities during the currency of this agreement :

(i) receipt of requests for transfer, transmission, endorsement as fully paid-up, allotment/call money, split, consolidation, change of address, issue of duplicate certificates in lieu of misplaced/lost certificates,

(ii) processing of requests for transfer, endorsement as fully paid-up, receipt of allotment/call money and other correspondence received in connection with transfer activities,

(iii) preparations of transfer proposals after verification of transfer deeds, for approval by the Share Transfer Committee of the Bank,

(iv) endorsement on the certificates and despatch of the transferred certificates to the transferees within the mandatory period as laid down in the Listing Agreements with Stock Exchanges,

(10) The Transfer Agent shall handle the work from its office at Plot No. A-16, A-17 & Plot B-5, MIDC, Part B Cross Lane, Marol, Andheri (East), Mumbai 400 093; the address has been declared to SEBI and approved by it for carrying on its activities and the same shall be printed in all relevant stationery pertaining to the said transfers, etc.

(11) All the input materials that are to be supplied by the Bank/agreed to be supplied by the Bank will be delivered by the Bank at its cost at the office of the Transfer Agent stated above in clause 10 and all finished tabulations, statements, unused stationery bearing the name and the letter head of the Bank and all original documents supplied by the Bank to the Transfer Agent are to be delivered by the Transfer Agent at Bank's cost to such address as may be specified.

(12) The Transfer Agent shall be responsible for the loss of any share certificate(s)/bond certificates/transfer deed(s) or any other paper or document, during transit or otherwise, after the same are taken possession by any representative of the Transfer Agent in the Bank premises or at any other place and the Transfer Agent agrees and undertakes to indemnify Bank for all losses and consequences which may be incurred to/ suffered by the Bank due to aforesaid actions.

(13) The Transfer Agent's responsibility under this agreement will be restricted to the duties of the Transfer Agent as agreed to herein and the Transfer Agent will not be in any way construed to be agents of the Bank in any other business or in any other manner whatsoever.

(14) The Transfer Agent shall not during the term of this agreement or thereafter, either directly, or indirectly, for any reason whatsoever, divulge, disclose to any third party or make public any information whatsoever which may come to their knowledge during or as a result of their appointment as the Transfer Agent of the Bank and whether concerning the business, property, contracts, methods, transactions, dealings, affairs or share/bond holders of the Bank or otherwise, save in accordance with the performance of their duties hereunder or as required by law.

(15) The Transfer Agent shall make their best efforts to perform the duties assigned to them in terms of this agreement with utmost care and efficiency. The Transfer Agent

For Datamatics Financial Software And Services Ltd.



Y. S. Kanodia
Managing Director

कृते भारतीय स्टेट बैंक
For STATE BANK OF INDIA



महा प्रबन्धक General Manager
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.
के. का. बम्बई C. O. Bombay

shall ensure that adequate controls are established to ensure the accuracy of the reports furnished by them. The Transfer Agent shall not be responsible or liable for any direct or consequential omission/commission committed by them in good faith or in the absence of their negligence or breach of the terms of this agreement.

(16) The Bank is primarily responsible for the work assigned to the Transfer Agent. The Transfer Agent shall execute the work efficiently and with due diligence and care. The Transfer Agent agrees and undertakes to indemnify the Bank and its successors from and against all suits, claims, actions and demands which may be made or commenced against the Bank by any holder of the securities issued or other third party as a consequence of any failure or deficiency on the part of the Transfer Agent in performing or fulfilling, providing any of the functions, duties, obligations and services hereunder. Notwithstanding anything contrary in this Agreement, if the Bank finds that any loss has occurred or is likely to occur due to the negligence and/or *malafides* and/or breach of any of the terms of this Agreement on the part of the Transfer Agent, the Transfer Agent shall be responsible and liable thereunder.

(17) Any notice, communication or document may be given by personal delivery, registered post, telex or by fax. The notice, communication or document shall be deemed to have been served upon the party to whom it is given, if given by personal delivery when so delivered, if given by post on expiration of three days after the notice, etc. is delivered to the post office for onward dispatch, if given by fax or telex upon transmission thereof.
Provided that any notice, etc. given by telex or fax, shall be confirmed in writing.

(18) The Transfer Agent and the Bank agree that in case of non-compliance of any of the covenants contained in these presents a report shall be made to the SEBI within 7 days.

(19) The Transfer Agent shall redress complaints of the investors within one month of receipt of the complaint during the currency of the agreement. This, however, shall not exempt the Transfer Agent from redressing the complaint of the Investors within one month during the period it is required to maintain the records under the SEBI (Registrars to an Issue and Share Transfer Agent) Regulations, 1993 and the Bank shall do all such things and extend necessary cooperation for the Transfer Agent to comply with this Regulation.

(20) The Bank agrees that formats of all reports, statements, share or bond certificates and other documents shall be in conformity with the standard designs approved by the Stock Exchanges.

(21) The Transfer Agent shall, if so requested by the Bank, undertakes to issue to the share/bond holders of the Bank, notices of General Meeting, Circulars for Right Issue, Rights Offer, Bonus Share Issue, if any, of the Bank, carry out any other work and assist in handling such General Meeting and for such additional services the Bank shall pay to the Transfer Agent such additional fees as may be agreed upon mutually.

(22) The Bank and the Transfer Agent agree that the fees and charges payable to the Transfer Agent shall be as specified in Annexure VI to this agreement.

For Datamatics Financial Software And Services Ltd.



Y. S. Kanodia
Managing Director

कृते भारतीय स्टेट बैंक
For STATE BANK OF INDIA



महा प्रबन्धक General Manager
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.
के. का. बम्बई C. O. Bombay

The Bank shall, as and when requested by the Transfer Agent depending on the need, pay to it in advance such sums for meeting expenses in connection with mailing of notices, circulars, dividend/interest warrants and other documents or writings whatsoever. Whenever any amount is paid in advance proper bills/ vouchers /proof (as regards expenses incurred) should be produced for verification to the Bank within 30 days from the date of making advance payment, failing which the balance amount (for which there are no bills/vouchers/proof) shall be refunded by the Transfer Agents to the Bank. Bank shall be entitled to recover the said amount from the future payment of fees by Bank to the Transfer Agents.

(23) The Transfer Agent shall take suitable insurance cover as stipulated below :

(i) Fidelity Guarantee Policy covering employees directly/indirectly employed in handling the Bank's work,

(ii) Special Contingency Policy covering fire, lightning, explosion, riot, dacoity, strike, terrorism storm, floods, earthquake etc.; and theft, burglary, robbery, mis-appropriation, transit risks etc.

(24) Should there be any major change in the scope of work from what is indicated above or in the event of complete collapse or dislocation of business in the financial market of our country due to war, insurrection or any other serious sustained political or industrial disturbance or in the event of *force majeure*, the Transfer Agent shall have option to withdraw its appointment or re-negotiate the contract by giving 6 months notice. However, the Transfer Agent shall be liable for the activities done till termination of the contract.

(25) The Bank will provide all required stationery items, envelopes and postage expenses in advance to enable the Transfer Agent to process all transfers, transposition, transmission and other transfer related activities.

(26) (a) The Bank will bear expenses for legal advice/action which may have to be taken for no lapse on the part of the Transfer Agent but for any eventuality which may arise in respect of the duties assigned to them. If the Transfer Agent are obtaining any such advice/ action prior permission of Bank shall be taken.

(b) In case the suit/complaint has been filed due to the negligence on the part of the Transfer Agent wherein the Bank is also made as a party or it is filed on the Bank/Transfer Agent individually, the Transfer Agent shall bear all cost and expenses.

(c) Transfer Agent shall get the court/forum cases followed up/scrutinised/examined by the competent officers with legal background to protect the interest of the Bank .

(d) Transfer Agent shall effectively defend the suits/complaints wherever they are parties by engaging lawyer.

(e) Transfer Agent on receipt of Court orders in court/ Consumer forum cases shall furnish to the Bank their opinion about the compliance or otherwise of the Court orders, in the format to be prescribed by the Bank.

(f) Transfer Agent shall provide to the Bank their comments/opinion as well as the necessary details/data/ documents for effectively defending the suits/complaints.

(g) The Transfer Agent agrees to take over all the court/ consumer forum cases pending against the Bank's previous Registrars & Share Transfer Agent and

For Datamatics Financial Software And Services Ltd.



Y. S. Kanodia
Managing Director

कृते भारतीय स्टेट बैंक
For STATE BANK OF INDIA



महा प्रबन्धक General Manager
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.
के. का. बम्बई C. O. Bombay

also agrees to take steps to effectively defend the aforesaid cases in the Court/ consumer Fora.

(27) The Transfer Agent shall maintain following documents and records pertaining to the register of share/bond holders and transfer activities :

(a) Check-list, inward register, transfer register, buyer/sellers register with net effect as on date of approval of transfer proposals, transfer deeds, specimen signature cards/signature captured on signature scanner, despatch register/postal journal, objection memos, mandates, Power of Attorney/Board Resolution, RBI/SEBI approval in case of non-residents (FIIs/OCBs/NRIs), where necessary, Jumbo Transfer Deeds in case of bulk transfers, Register of Members, Annual Returns/Return of Allotment, Interest Dividend Register,

(b) Correspondence with the Bank, investors, SEBI, Stock Exchanges and other statutes and other relevant documents pertaining to transfer activities within the prescribed time,

(c) Wherever maintenance of hard copies of any of the above documents is cumbersome or space consuming, the data may be stored by the Transfer Agent in their computer system and/or in magnetic/optical/magneto optical media by way of diskettes, floppies, cartridges or otherwise with prior permission from the Bank; this is so particularly in respect of data pertaining to share/bond holders and related transfer activities. The Transfer Agent shall furnish hard copies of any of the above data or floppies/diskettes/ cartridges containing the above data whenever asked for by the Bank and also to Govt. of India, RBI as and when required,

(d) Records shall be maintained for a minimum period of 8 years or for the period as may be advised by the Bank and the same should be made available for inspection as and when decided by statutes including SEBI,

(e) The Transfer Agent shall preserve all documents /registers/papers, in respect of which claims are made, disputes are raised or complaints/plaints are filed or which are involved in litigation, till such time the claim, complaint or plaint or the dispute or the litigation is finally disposed off or settled,

(f) The Transfer Agent agree to comply with the provisions of Information Technology Act, 2000 in so far as the provisions relate to their acting as Registrars & Transfer Agent of the Bank.

(28) The Transfer Agent undertake to issue certificates in writing that they have duly and properly carried out any work or duties entrusted to them, if and when requested by the Bank in writing to do so.

For Datamatics Financial Software And Services Ltd.



Y. S. Kanodia
Managing Director

कृते भारतीय स्टेट बैंक
For STATE BANK OF INDIA



महा प्रबन्धक General Manager
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.
के. का. बम्बई C. O. Bombay

(29) The Transfer Agent shall, at a place in Mumbai, store all the papers, documents and other records of the Bank, and upon receipt of a reasonable notice from the Bank, allow the authorised officers of the Bank, at all reasonable times, to have access to such papers, documents and records for the purpose of inspecting the same.

(30) The Transfer Agent shall periodically update the computerised records maintained by them relating to the work entrusted to them including the set of records maintained by the Bank.

(31) The Transfer Agent shall furnish necessary data required by the Bank in such a manner that it is compatible with the system in use in the Shares and Bonds Department of the Bank.

(32) For the purpose of effectively carrying out the objects and purposes of this Agreement, the Transfer Agent shall permit duly authorised officers of the Bank/Agencies or Firms specially authorised by the Bank to have access, upon reasonable written notice at all reasonable times, to all relevant papers, documents, records and writings in the custody, possession or control of the Transfer Agent. The Transfer Agent shall not divulge to other clients, press or any other party any confidential information about the Bank which may have come to their knowledge.

(33) At any time during the continuance of this Agreement but not before the expiry of twelve calendar months from the date of commencement of this Agreement, the Transfer Agent may call upon the Bank to remove, at its cost, such of the papers, documents and other records of the Bank, which the parties hereto mutually consider are not required to be continuously kept with the Transfer Agent and the Bank shall within a reasonable time after receipt of such request, remove such papers, documents and records. The Transfer Agent shall maintain proper records of the stationery, security forms etc. entrusted to them by the Bank, as well as expenditure incurred by them on behalf of the Bank and make these records available for verification as and when required by the Bank. The Bank reserves the right to remove any or all records pertaining to the Bank at any stage.

(34) Any party to this agreement shall have a right to terminate this Agreement (before the expiry of the term of the agreement) by giving not less than 3 months prior notice in writing in that behalf to the other party.

For Datamatics Financial Software And Services Ltd.



Y. S. Kanodia
Managing Director

कृते भारतीय स्टेट बैंक
For STATE BANK OF INDIA



महा प्रबन्धक General Manager
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.
के. का. बम्बई C. O. Bombay

(35) Upon the expiry or earlier termination or determination of this Agreement, the Transfer Agent shall forthwith at the request of the Bank or as directed by the Bank, return all papers, documents and other records including computer programmes, related documentation, master and transaction data files in machine readable formats, articles and effects whatsoever of the Bank without retaining any of them or making any copies thereof or extract therefrom and the Transfer Agent shall co-operate with the Bank for transfer of all the data, records and other documents etc., as mentioned above, to the Bank or any agent of the Bank, as may be requested by the Bank.

(36) In case of any dispute, the matter shall be referred to arbitration. On request being made, the Bank would appoint one arbitrator and the decision of the arbitrator shall be binding on both the parties. The Arbitrator can be an Advocate, a Chartered Accountant, a retired Judge, representative of SEBI or Stock Exchange.

(37) Any Notice or other communications required to be given or served by either party hereto on the other in respect of this Agreement or in connection with the services to be rendered by the Transfer Agent, shall be given in writing to the other and shall be deemed to have been duly served, if personally left or delivered to or sent by pre-paid registered mail at the following address :

BANK :	STATE BANK OF INDIA SHARES & BONDS DEPARTMENT CORPORATE CENTRE STATE BANK BHAVAN MADAME CAMA ROAD NARIMAN POINT MUMBAI - 400 021.
TRANSFER AGENT :	DATAMATICS FINANCIAL SOFTWARE & SERVICES LTD. PLOT NO. A-16 & A-17, MIDC, PART B CROSS LANE, MAROL, ANDHERI (EAST), MUMBAI – 400 093.

For Datamatics Financial Software And Services Ltd.

Y. S. Kanodia
Managing Director

कृते भारतीय स्टेट बैंक
For STATE BANK OF INDIA

महा प्रबन्धक General Manager
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.
के. का. बम्बई C. O. Bombay

(38) Without prejudice to the generality of the foregoing provisions contained in this agreement, the Transfer Agent shall, in discharge of their duties, comply with the terms and conditions guidelines contained in the Annexures I To VI of this agreement and forward to the Bank certificates as to the compliance of the same as and when required by the Bank.

In witness whereof the parties hereunto have executed this Agreement on the day and year first hereinabove written by their Officer or Representatives thereunto duly authorised.

For and on behalf of
State Bank of India
By Shri Arun Kumar
General Manager
Shares & Bonds Department,
SBI,Corporate Centre,
Mumbai - 400021.

In the presence of :
Shri.V.P.Sharma
Asst.General Manager
Shares & Bonds Department,
SBI,Corporate Centre,
Mumbai - 400021.

For and on behalf of
M/s .Datamatics Financial
Software & Services Ltd.,
by Shri Y.S. Kanodia,
Managing Director,
M/s .Datamatics Financial
Software & Services Ltd.,
A-16 & A-17, MIDC, Part
B Cross Lane, Marol,
Andheri (East), Mumbai
400 093
(Authorised Signatory)

In the presence of
Shri V. G. Apte,
Senior Vice President
M/s. Datamatics Financial
Software & Services Ltd.
Plot No. A-16 & A-17, MIDC, Part
B Cross Lane, Marol, Andheri
(East), Mumbai 400 093

The Common Seal of M/s. Datamatics Financial Software & Services Ltd is affixed herein, pursuant to the resolution dated the 10th July 2003 of its Board of Directors, in the presence of the Shri Y.S. Kanodia, Managing Director and Shri V. G. Apte, Senior Vice President as stated in the resolution.

Datamatics Financial
Software & Services Ltd.



Plot No. A-16 & 17, MIDC,
Part B Crosslane, Marol,
Andheri (East), Mumbai-400 093
Tel : 2837 5519 - 24, 2834 5824
Fax: + 91-22-2835 0217
E-mail:dfsl@bom5.vsnl.net.in

CERTIFIED TRUE COPY OF THE RESOLUTION PASSED AT THE MEETING OF THE BOARD OF DIRECTORS OF DATAMATICS FINANCIAL SOFTWARE AND SERVICES LIMITED HELD ON 10TH JULY 2003 AT 11.00 A.M. AT REGISTERED OFFICE OF THE COMPANY.

RESOLVED THAT Mr. Y. S. Kanodia, Managing Director and / or Mr. V. G. Apte, Senior Vice President of the Company be and are hereby authorised to sign, execute the document, agreement on behalf of the company to conclude the appointment as the Registrar & Transfer Agents for Bank Shares and Bonds or providing the services of Registrar To Issues and Share Transfer Agents for Equity Shares, Preference Shares, Bonds, Debentures, Securities etc. of State Bank of India.

FURTHER RESOLVED THAT the common seal of the company be affixed on any of the documents in presence of Mr. Y. S. Kanodia, Managing Director and Mr. V. G. Apte, Senior Vice President.

DATAMATICS FINANCIAL SOFTWARE AND SERVICES LIMITED

Y. S. KANODIA
CHAIRMAN

ANNEXURE - I

WORK CONNECTED WITH MAINTENANCE OF REGISTER OF SHAREHOLDERS AND EFFECTING SHARE/BOND TRANSFERS AND GUIDELINES TO BE FOLLOWED BY THE TRANSFER AGENT THERE FOR

1. **Maintenance of folios (R&T service)**
   Maintenance of Register of share/bondholders. The register shall be kept up-to-date incorporating changes therein and having an alphabetical index threrof. Information as at the beginning of the year and on dates when there are changes shall be made available to the Bank whenever needed.

2. **Correspondence**

2.1 The Transfer Agent will receive and attend promptly letters/correspondence received from shareholders/ bondholders/Bank/stock exchanges/SEBI/other bodies and shall segregate the inward mail as transfer requests, request for endorsement as fully paid-up, receipt of call money, request for change of address, transmission, transposition, deletion of name, other letters from investors.

2.2 It will inward the mail pertaining to request for transfer/transmission/ transposition/other request/complaints by maintaining inward register on a day-to-day basis and also affix stamp containing inward number and date of receipt on all transfer deeds/letters pertaining to above requests/ complaints.

2.3 They will handle all correspondence received from SEBI/Stock Exchanges/Other Govt. bodies and prepare a statement of their responses giving cross references to their letters and giving a gist of responses to such investors.

3. **Processing of Transfers**

3.1 The Transfer Agent shall maintain inward register to record the date of receipt of transfer requests/request for endorsement as fully paid-up/correspondence from investors, SEBI/Stock Exchanges and relevant statutes. The Bank shall handover all transfer requests/request for endorsement as fully paid-up/other correspondence well in time under a covering letter to the Transfer Agent and/or to its representative on a daily basis at the Bank's Central Office. The receipt of above documents shall be acknowledged by the Transfer Agent.

3.2 The Transfer Agent shall process all transfer/transmission/transposition, generate check list, verify the same and carry out correction of such data as may be required.

3.3 While scrutinising the transfer deeds, the Transfer Agent shall verify the date of presentation, transferor's particulars, certificates enclosed, transferors' signatures with specimen signatures on record, verify the value of stamps, thumb impressions which need to be attested by Magistrate/Bank Managers or notarised as the case may be and check whether all the columns including address of transferees provided in Transfer Deeds are duly filled up, etc. In case the validity of the transfer deed has lapsed as per the guidelines prescribed by the Bank, the Transfer Agent shall return the transfer deed under objection to the lodgers and advise them the procedure for revalidation as framed by the Bank; on receipt of the transfer deeds with the requests for revalidation after complying with the procedure therefore, the Transfer Agent shall examine the papers and if found in order as per the requirements of the Bank, revalidate the same and record on the transfer deeds the fact of revalidation as per the procedure advised by the Bank.

3.4 The Transfer Agent shall ensure that the provisions of SBI Act/SBI General Regulations and the guidelines on "good or bad delivery of documents" issued by

For Datamatics Financial Software And Services Ltd.



Y. S. Kanodia
Managing Director

कृते भारतीय स्टेट बैंक
For STATE BANK OF INDIA



महा प्रबन्धक General Manager
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.
के. का. बम्बई C. O. Bombay

Ministry of Finance/SEBI/Stock Exchanges, as are applicable to the Transfer Agent and listed companies, are duly complied with. The Transfer Agent shall, in the event of difference or variation in the signature of the transferor(s) in the transfer deed with the specimen signature in the records, comply with the provisions in clause 12 A of the Listing agreement with the Stock Exchanges. Further, Transfer Agent will return or retain the transfer documents on the merits of the case as per the "good or bad delivery norms" of SEBI and proper records shall be maintained.

3.5 Transfer Agent shall generate transfer numbers for each valid transfer and the same may be filled up in the column provided in the transfer deed and also folio numbers (in case of new transferees only). It shall allocate the existing folio number in such cases where the transferee is already holding shares of the Bank.

3.6 In respect of the shares in electronic form held by shareholders in National Securities Depository Limited (NSDL),Central Depository Services (India) Ltd.(CDSIL), the list of beneficial owners furnished by NSDL and CDSIL should be combined with the list of shareholders with material holding while arriving at the total number of shares. The changes in the holding of beneficial owners provided by NSDL which represents the transfers taking place in the depository should be submitted to the Bank.

3.7 After verification of valid transfers, the Transfer Agent shall prepare transfer registers in duplicate and submit the transfer register well in advance to the Share Transfer Committee of the Bank for approval. The transfer registers shall be prepared in such a way that there are separate registers representing the transactions between non-residents and residents. The transfer registers shall be furnished under four categories : Sale by non-residents to non-residents; Sale by non-residents to residents; Sale by residents to other residents and Sale by residents to non-residents.

3.8 The Share Transfer Committee in the Bank will meet generally once in a week, more frequently if necessary, and in any case not less than once in a fortnight. This will enable the Transfer Agent to complete the transfer of securities within the stipulated time under the Listing Agreements with Stock Exchanges.

3.9 After receipt of approval of transfer proposals by the Share Transfer Committee, the Transfer Agent shall endorse on the back of the certificate authenticating the transfer of shares in the name of transferees.

3.10 In case of endorsement of share certificates, the Transfer Agent shall ensure that the authentication is done by an authorised signatory.

3.11 The Transfer Agent shall despatch the transferred share certificates under a covering letter. The Transfer Agent shall maintain postal journal/despatch register for the despatch of the transferred certificates and the entries in the postal journal/despatch register shall bear the Office seal of the post office through which the despatch has been made and the date of despatch. The documents may indicate the date of despatch and the name of the post office through which the despatch has been made. In case of hand delivery, the Transfer Agent shall ensure that proper authority letters are obtained before handing over the endorsed share certificates.

3.12 The Transfer Agent shall preserve all the transfer deeds in safe custody, take steps to cancel the stamps affixed on the back of transfer deeds and also cancel all blank transfer deeds signed by transferors but not used for effecting transfer.

3.13 The Transfer Agent shall enter the transfer details on both seller side and buyer side in the register of members and allot new folios in case of new share/bond holders.

3.14 The Transfer Agent shall maintain movement register to record the date of receipt of transfer requests/requests for endorsement as fully paid-up/other correspondence received directly from the Bank. Similarly, the Transfer Agent shall record the date of submission of transfer proposals to the Share Transfer Committee of the Bank for

For Datamatics Financial Software And Services Ltd.



Y. S. Kanodia
Managing Director

कृते भारतीय स्टेट बैंक
For STATE BANK OF INDIA



महा प्रबन्धक General Manager
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.
के. का. बम्बई C. O. Bombay

approval, date of receipt of transfer proposal after approval and the date of despatch of duly endorsed certificates to the transferee.

3.15 The Transfer Agent shall ensure that parties who may not be registered as shareholders as per SBI Act and Regulations are not accepted as transferees and maintain records of evidence of the same.

3.16 The Transfer Agent shall forward to the Bank a certificate of compliance as per draft in Annexure-II along with each batch of transfer requests for approval.

These instructions shall apply, *mutatis- mutandis*, to transfer of Bonds.

4. <u>Maintenance of Specimen Signatures</u>

The Transfer Agent should have a procedure for capturing the specimen signatures of the share/bond holders into the computer system for scanning/ retrieval for verification of signatures in transfer deeds or any other purpose.

The Specimen signatures of

- allottee investors in the application form for equity shares/bonds;
- transferee(s) in the transfer deed(s) (or notice of transfer in case of bonds)
- fresh Specimen signatures of share/bond holders duly verified by competent authorities wherever the investors advise of a change in signatures;
- specimen signatures of legal heir(s)/claimants in respect of transmission cases
- as from the documents obtained therefore.
- Specimen signatures of authorised signatories in respect of corporate share/bond holders

shall be maintained as stated above.

5.<u>Maintenance of other registers</u>

The Transfer Agent shall maintain Registers/Data in their Computer System in respect of the following :

a) Legal Representations
b) Death Certificates
c) Income-Tax Exemption Certificates/15AA Forms/Statutory representation
d) Dividend/Interest Mandates
e) Proxy Instruments and Attendance slips
f) Power of Attorney extracts
g) Prohibitory Orders
h) Dividend Outstanding Registers
i) Share/Bond Certificates, Dividend/Interest warrants returned undelivered by Postal Authorities
j) Non-Resident/Foreign national particulars
k) Case-wise details of the Court/ Consumer fora cases filed against the Bank or the Transfer Agent and the details of the claim and the shares & bonds involved therein.

6.<u>Submission of statements/returns</u>

6.1 The Transfer Agent shall compile and forward periodical statistical information regarding shareholding patterns as required by the Bank.

6.2 The Transfer Agent shall submit the necessary data/information to the Bank in the format as required by the Bank to enable them file the various Returns under Income Tax Act relating to payment of interest/dividend etc.

For Datamatics Financial Software And Services Ltd.

Y. S. Kanodia
Managing Director

कृते भारतीय स्टेट बैंक
For STATE BANK OF INDIA

महा प्रबन्धक General Manager
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.
के. का. बम्बई C. O. Bombay

6.3 The Transfer Agent shall also submit the following statements/data whenever required by the Bank.

(a) Distribution Schedule indicating the holdings of shareholders at periodicity and in the manner asked for by the Bank.

(b) Submission of the register of share/bond holders in cartridges or hard copy as and when asked for by the Bank.

(c) Supply of any other reports, statements as mutually agreed between the Bank and the Transfer Agent.

7. Issue of certificates (duplicate certificates, consolidation, split etc.)

7.1 The Transfer Agent shall inform the Bank of all the cases of certificates reported to be lost, destroyed etc. in order to issue adequate notice in newspapers. They shall ensure completion of all formalities laid down by the Bank prior to and after issuing duplicate certificates in lieu of certificates reported to be lost, destroyed etc. including the necessary indemnity papers from share/bond holders in the form as specified by the Bank. They shall obtain the approval of the Bank in the above cases before issue of the duplicate certificates.

7.2 The Transfer Agent shall issue new certificates against requests for consolidation or split as per the provisions in the SBI Act/General Regulations.

7.3 It shall keep proper records in respect of all duplicate share/bond certificates issued and shall submit the data to the Bank periodically including information in respect of shareholders requesting for issue of duplicate certificates as and when required by the Bank.

8. Dividend/Interest Payments

8.1 The Transfer Agent shall process and print dividend warrants/interest warrants/ notices to share/bond holders.

8.2 The processing includes :

- a) Preparation of summary of balance indicating number of shares/bonds against each folio on record date for payment of dividend/interest,
- b) Preparation of Dividend/Interest statement and tax summary,
- c) Printing of Dividend/Interest Warrants,
- d) Preparation of TDS Certificate/Summary Statement,
- e) Preparation of Form 25/26 (tax returns) for all Dividend/Interest Payments made in the Financial Year,
- f) Printing of 16-A Forms (TDS certificates) with details.

9. Work relating to Annual Reports

9.1 The Transfer Agent, when requested by the Bank shall furnish address slips in respect of all the shareholders of the Bank for despatch of Annual Reports.

9.2 The Proxy forms received by the Transfer Agent, the LHO at the centre where the AGM is conducted and the Shares & Bonds Department at Central Office, 7 days (at present, or the stipulated period) before the AGM date, shall be consolidated by the Transfer Agent and a statement given to the Bank.

9.3 Transfer Agent shall update all records and generate all reports and returns required for the AGM/Extraordinary General Meeting, despatch circulars and notices, etc. to share/bond holders as advised by the Bank.

10. Back-ups

10.1 The Transfer Agent shall take weekly backups of the share/bond register file in the Computer System and one copy thereof shall be sent to the Shares & Bonds Department of the Bank. At any given point of time the Bank will have 4 sets of

For Datamatics Financial Software And Services Ltd.



Y. S. Kanodia
Managing Director

कृते भारतीय स्टेट बैंक
For STATE BANK OF INDIA



महा प्रबन्धक General Manager
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.

backups. The oldest set will be exchanged for the latest set of backups from the Transfer Agent.

10.2 The Transfer Agent shall store the backups of share/bond register in a fire proof safe. The backup media will be stored in a separate locked box within the safe and access to be allowed only to the designated official of the Transfer Agent. The Transfer Agent shall maintain records of the backup media in a manual register kept at the location.

10.3 The EDP Manager at the Transfer Agent will ensure the correctness of the backup. The letter from the Transfer Agent forwarding the back up to the Bank will incorporate a confirmation that the data in the back up are in fact those relating to Bank's shares/bonds and they are correct.

11. <u>Records</u>

The Transfer Agent shall maintain all manual/computer records and ensure proper housekeeping of all documents/instruments/papers received from share/bond holders.

12. <u>Assistance to auditors/Bank's officers located at the office of the Transfer Agent</u>

The Transfer Agent shall provide all the necessary assistance to the Bank's auditors including external auditors appointed by the Bank. It shall provide assistance in share transfer/share capital/secretarial audit whenever conducted by the Bank. It shall also extend cooperation and make available all records and information at their office to the officers of the Bank located thereat in carrying out verification/concurrent audit functions of the working of the Transfer Agent for the Bank.

13. <u>Compliances</u>

The Transfer Agent shall ensure that all provisions in State Bank of India Act, 1955 (Act 23 of 1955)/ State Bank of India General Regulations, 1955, SEBI guidelines/Regulations, provisions in the listing agreement with stock exchanges and instructions/directives of Reserve Bank of India/Government of India are complied while performing their duties as the Transfer Agent of the Bank.

14. <u>Rights Issues</u>

The Transfer Agent, on being informed by the Bank about any rights issues and the record date thereof, shall effect all transfers and update all records well in time. They shall despatch composite application forms well in time or hand over all the required records to Registrar to Rights Issue as to enable the Registrar to complete issue in time.

15. <u>Shares held in electronic form</u>

The Transfer Agent agrees to execute a tripartite agreement along with the Bank and NSDL/CDSIL respectively and shall comply with the provisions in the proposed agreement. They shall take particular care in complying with requests for dematerialisation/rematerialisation of shares received through NSDL/CDSIL and also ensuring the integrity of the data captured from NSDL/CDSIL in respect of the holdings of the beneficial owners and changes, if any, in such holdings between successive dates of furnishing of information by NSDL/CDSIL

16. <u>Miscellaneous</u>

The Transfer Agent shall promptly attend the requests for change of address, status changes, name corrections, mandates, updation of pin codes etc. after ensuring that the signature of the investor on record matches with the signature on the letter of requests.

For Datamatics Financial Software And Services Ltd.



Y. S. Kanodia
Managing Director

कृते भारतीय स्टेट बैंक
For STATE BANK OF INDIA



महा प्रबन्धक General Manager
शेयर एवं बान्ड
Shares & Bonds

ANNEXURE - [illegible]

FORMAT OF CERTIFICATE OF COMPLIANCE TO BE FORWARDED TO THE BANK WHILE FORWARDING TRANSFER REGISTERS FOR APPROVAL

We are acting as the Transfer Agent to State Bank of India (SBI) for the Equity shares and Unsecured, Redeemable, Subordinated Floating Interest Rate Bonds–1994 (redeemed under Call Option in 2001) and Private Placement Unsecured Non-Convertible Redeemable Subordinated Bonds 2000 & 2000-01. As per the Agreement entered we have carried on the work of Transfer Agent and certify as under :

1.(i) We have received ______________ number of transfer applications in respect of ________________ number of equity shares of SBI, the transfers bearing serial number ____________ to ____________ (inclusive). We have not registered any transfers which have not been approved by SBI.

In respect of the above _______________ number of transfer applications, we have verified and certify the following :

a) there are no prohibitory orders, attachment orders, "stop transfer", court or consumer forum or legal cases or disputed letter in respect of the transfer requests recorded as on date,

b) the share certificates received along with the transfer deeds are genuine certificates issued by SBI,

c) signature(s) of the transferor on the transfer application agrees with the specimen signature(s) and the original application/records,

d) the security features of share certificates received with transfer applications are proper. This has been verified with ultra violet scanner also. We have not received any forged certificates.

e) all the requirements of State Bank of India Act, 1955 (Act 23 of 1955)/ State Bank of India General Regulations and guidelines laid down by the Bank in connection with transfers have been complied with in respect of aforesaid transfer applications,

f) we have ensured that the guidelines on "good or bad delivery of documents" issued by Ministry of Finance/SEBI/Stock Exchanges, as are applicable to the Transfer Agent and listed companies, are complied with,

g) we have ensured that all transfer deeds received with transfer requests and submitted for Bank's approval are duly and sufficiently stamped as per rules in force (in respect of stamp duty on Share transfer) and the amount of consideration and date of transfer deeds are correctly filled in,

h) no notice of any trust, express, implied or constructive has been included in the aforesaid request for share transfer,

i) we have ensured that all transferees are eligible to invest as per Section 15 of SBI Act and Regulation 5 of SBI General Regulations.

(ii) We have also received ______________ number of dematerialisation requests in respect of ________________ number of certificates covering ____________ number of equity shares of SBI, the demat requests bearing Transfer Sr. number(s) ____________ to ____________ (inclusive). The said request have been received for the period __________ to _______. We have carefully scrutinised the demat requests

For Datamatics Financial Software And Services Ltd.



Y. S. Kanodia
Managing Director

कृते भारतीय स्टेट बैंक
For STATE BANK OF INDIA



महा प्रबन्धक General Manager
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.
के. का. बम्बई C. O. Bombay

and confirm as under:

a) the number of shares indicated in the DRFs and the physical quantity received have been matched,

b) the Signature of the shareholder (s) has been verified and tallied with that on record in our computer system;

(c) for all demat request the transferee is NSDL/ CDSIL and the folio number allotted to NSDL/ CDSIL is ____________;

d) We have followed all the regular procedures for transfers with NSDL / CDSIL as transferee;

(e) the distinctive number, the certificate numbers etc. in respect of the share certificates offered for demat have been matched with the record;

(f) in the case of dematerialisation request accepted there are no prohibitory orders, stop transfer, attachment order or disputed title in respect of the dematerialisation requests as on date on such requests;

(g) the share certificate received for dematerialisation requests bear the words " surrendered for dematerialisation " either in hand written form or affixed by means of a rubber stamp and have also been mutilated by punching holes;

(h) We are responsible for destruction, mutilation, and cancellation of the certificates received and accepted for dematerialisation;

(i) the disposal of the dematted certificates will be done as per the instructions of the Bank;

(j) in respect of the transactions with NSDL and CDSIL all the procedures as per the NSDL/ CDSIL bye-laws, business rules and operation manual have been followed besides complying with the various clauses in the tripartite agreement between the Bank and NSDL/ CDSIL along with us as Transfer Agent.

(iii) In respect of ________________ number of transfer/transmission applications and __________ number of dematerialisation requests and _______ rematerialisation requests submitted for approval earlier and duly approved by the SBI as informed to us vide letter ref. __________________ dated _____________ .

a) we have registered the transfers/carried out dematerialisation requests correctly and also correctly recorded the transfers in the register of members in all above cases;

b) we have maintained upto date index of members;

c) we have not entered any notice of Trust -express or implied or constructive on the register of shareholders(except in the case of NSDL/ CDISL as transferees);

d) we have not registered any transfers where any court, tax or other authorities have issued orders prohibiting such transfers.

2. We have made sufficient arrangements for the safe custody of the records.

3 All the records are in our possession and we have not parted with any records and none of the records have been lost, misplaced or damaged.

4. We have not appointed any sub Transfer Agent to carry on the above work without the consent of SBI in writing.

5. We have informed the Bank of all the cases for request to issue duplicate certificates in lieu of certificates reported to be lost, damaged, destroyed etc. in order to issue adequate notice of the same to the public prior to issue of duplicate certificate(s). We have obtained indemnity letters from the members in the form as specified by the Bank in all above cases. We certify that we have not issued any duplicate certificate(s) in all above cases without prior approval of the Bank.

For Datamatics Financial Software And Services Ltd.

Y. S. Kanodia
Managing Director

कृते भारतीय स्टेट बैंक
For STATE BANK OF INDIA

महा प्रबन्धक General Manager
शेयर एवं बाण्ड विभाग

6. We certify that all duplicate certificates issued have been marked as "DUPLICATE" and register of members have been updated with complete details to indicate "Duplicate Certificate(s) Issued". We certify that wherever the original certificates for which the register of shareholder indicates "Duplicate Certificate(s) Issued", the said original certificates have not been processed for transfer since the number(s) of the original certificate(s) have already been replaced in the computer system with the number(s) of the duplicate certificates issued.
7. We have complied with the SEBI, RBI, Stock Exchange and GOI regulations for the time being in force.
8. All mutilated, damaged certificates, indemnity letters are recorded in a list and held by us in safe custody.
9. In respect of shares in material form covered by the enclosed share transfer registers, we forward herewith a statement furnishing the information about the transaction of non-residents classified as follows; Sale by non-residents to non-residents, Sale by non-residents to residents, Sale by residents to non-residents and Sale by residents to residents. We also forward herewith a statement of transfers which includes the above transfers of material shares and charges in holding of beneficial owners of electronic shares.
10. After merging the shares in both electronic and material form, we forward herewith the following information/data :
    a) list of Top 10 share holders (position after effecting the transfers covered in the transfer registers forwarded));
    b) full details of non-resident shareholders (FIIs/OCBs/NRIs) showing their holding before and after effecting the transfer covered in the transfer register. It is confirmed that the FIIs, if any, covered in the transfer registers forwarded, have given addresses of the Indian Custodians. Moreover, in each case of FII the total holdings are less than 5% and the aggregate total of all non-resident holdings is less than 20% of the paid up capital of the SBI ;
    c) list of transferees other than non-residents, who have purchased and sold 10,000 equity shares or more, if any, covered in the transfer register forwarded;
    d) list showing the break-up of the transfer of shares in material form received from ____________________ (transfers received upto which date were processed and forwarded for the last meeting) to ____________________ (transfers received upto which date were processed and forwarded for this meeting).

11. This is to confirm that in respect of transfers in favour of Institutions, Companies etc. the signatories in the transfer form signing as "transferee" have the necessary authority therefor and copies of Board Resolution, Authority Letters, etc. have been verified by us and are kept on record.
12. We confirm that among the share certificates processed for transfer and registers forwarded herewith, no certificates taken away from the office of the Bank's previous R& T Agents, M/s MCS Ltd. in the dacoity occurred at their office in the past or otherwise and no share certificates which have been dematerialised (covering shares in electronic form) are included.
13. We have processed all the transfers pertaining to the above lodgement dates, except those of objections/notice of lodgement/stop transfers and prima facie fraud/forgery cases. There is no other pending shares for registration pertaining to the said lodgement period of the non-resident shareholders.
14. To the best of our knowledge the provisions in Clause 40-A of the Listing agreement with the Stock Exchanges (in respect of "Substantial Acquisition of Securities") have been complied.

For Datamatics Financial Software And Services Ltd.

Y. S. Kanodia
Managing Director

कृते भारतीय स्टेट बैंक
For STATE BANK OF INDIA

महा प्रबन्धक General Manager
शेयर एवं बाण्ड
Shares & Bonds
के का. बम्बई C. O. Bombay

15. In respect of dematerialisation of shares , we certify that the Dematerialisation Request Form (DRF) received from the DPs have been reconciled with the electronic messages received from the NSDL/ CDSIL.
16. We also certify that our computerised systems and data base have adequate safeguards and systems controls to ensure integrity of Bank's database and operations.
17. We also certify that the down loaded data as on ___________from NSDL/CDSIL has been matched with the data in our system in respect of physical shares and the total electronic shares together tally with the total number of shares issued by the Bank i.e., 52,62,98,878 shares.

We certify the above information is true and correct.

Authorised signatory

Date :

Place :

Transfer Agent

For Datamatics Financial Software And Services Ltd.



Y. S. Kanodia
Managing Director

कृते भारतीय स्टेट बैंक
For STATE BANK OF INDIA



महा प्रबन्धक General Manager
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.
के. का. बम्बई C. O. Bombay

ANNEXURE - III

GUIDELINES FOR PROCESSING REDEMPTION APPLICATIONS IN RESPECT OF SBI FLOATING INTEREST RATE BONDS REDEEMED UNDER BANK'S CALL OPTION

1. The Transfer Agent shall comply with terms of redemption as specified in the offer document dated 6th November, 1993, State Bank of India Act, 1955 (Act 23 of 1955)/ State Bank of India General Regulations, and guidelines laid down by Bank in the Business Rules for redemption of bonds as per enclosure.
2. No interest is payable after 30.06.2001 (i.e. date of redemption) . Proper tax shall be deducted at source from interest/ premium payments exceeding limits as per tax laws in force.
3. The Transfer Agent shall maintain proper records showing the face value, premium payable to all bondholders on redemption.
4. No payment shall be made unless discharged bond certificate(s) are surrendered by the bondholder(s) and such discharge is validated by the Transfer Agent.
5. The Transfer Agent shall maintain sequential control over receipt of discharged certificates and issue acknowledgment receipts for the same.
6. Redemption Warrants shall be mailed only to the address furnished in the application form and proper evidence of despatches should be maintained.
7. Master files shall be updated for the bonds redeemed.

For Datamatics Financial Software And Services Ltd.



Y. S. Kanodia
Managing Director

कृते भारतीय स्टेट बैंक
For STATE BANK OF INDIA



महा प्रबन्धक General Manager
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.
के. का. बम्बई C. O. Bombay

ANNEXURE - IV

GUIDELINES REGARDING PAYMENT OF PERIODICAL DIVIDEND ON SHARES AND INTEREST ON PRIVATE PLACEMENT BONDS

1. Rates of interest payable on Private Placement Unsecured Non-Convertible Redeemable Subordinated Bonds 2000 & 2000-01issued on private placement and dividend on Equity shares shall be as specified in writing by The Bank.
2. The Transfer Agent shall maintain detailed records of bonds for the purpose of calculating interest payable to bondholders on due dates and dividend payable to shareholders.
3. The Transfer Agent shall ensure that the notification of the intimation of transfer received jointly from transferor(s) and transferee(s) along with mandate executed by transferor(s) to pay interest to transferee(s), one clear month before the interest on bonds falls due are considered for calculation of interest payment. No cognizance would be taken of any notification of the intimation of transfer received less than one clear month before the interest on bonds falls due for payment and interest in such cases shall be paid to the transferor.
4. The Transfer Agent shall verify the signature(s) of transferor(s) with those on record, where notification of intimation of transfer is received. The Transfer Agent shall ensure that mandates executed by transferor(s) are in the form as specified by the Bank.
5. The Transfer Agent shall maintain proper records indicating date of receipt of notification of intimation of transfer.
6. The Transfer Agent shall maintain detailed record of cases under objection with complete details of disposal of such objections and inform full details to the Bank on a weekly basis.

7. The Transfer Agent to ensure proper deduction of tax at source from interest payments in excess of limits as per tax rules in force. The Tax exemption certificates/declarations submitted by investors are to be sent to the Tax Authorities as per the time frame fixed and confirm the same to the Bank.
8. The Transfer Agent shall submit details of funds required for payment of interest and dividend.
9. The Transfer Agent shall ensure despatch of interest warrants well in time so that the bondholder receives the same well before the due date for payment of interest. The dividend warrants shall be despatched by the Transfer Agent as directed by the Bank. They shall also maintain proper evidence and upto date records of despatches made.
10. The Transfer Agent should ensure that payment of interest on bonds are kept in abeyance in all cases wherever the signature of the transferor(s) in the notification and mandate is not in accordance with his specimen signature available on application form/other records.

For Datamatics Financial Software And Services Ltd.



Y. S. Kanodia
Managing Director

कृते भारतीय स्टेट बैंक
For STATE BANK OF INDIA



महा प्रबन्धक General Manager
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.
के. का. बम्बई C. O. Bombay

ANNEXURE - V

FORMAT OF CERTIFICATE OF COMPLIANCE TO BE FORWARDED TO THE BANK WHILE FORWARDING TRANSMISSION (WITHOUT LEGAL REPRESENTATION) REGISTERS FOR APPROVAL

We are acting as Transfer Agent to State Bank of India (SBI) for the shares and bonds issued by the Bank as per the Agreement entered. We forward herewith the Transmission Registers for transmission with out legal representation and certify as under :

1.We have received _______ number of applications for transmission in respect of ________ number of share certificates covering ________ number of equity shares of SBI, the transmissions bearing serial number ___________ to ____________ (inclusive) and ________ number of applications for transmission in respect of ________ number of bond certificates covering _________ number of Floating Rate Interest bonds of SBI, the transmissions bearing serial number ____________ to _____________ (inclusive), as enumerated in transmission registers.

2. In respect of the above number of transmission applications, we certify that we have obtained the following documents from the applicants and confirm that we have scrutinised them and are found to be in order.

i) death certificates issued by the authorities as envisaged under the Registration of Births and Deaths Act 1959;

ii) legal heir-ship certificate issued by Revenue authorities or duly attested Affidavits executed by applicant(s) before Judicial Magistrate at the States where the Revenue Authorities do not issue Legal Heirship certificate;

iii) letter of disclaimer obtained from other legal heirs of the deceased holder in favour of the applicant;

iv) title Claim Form (amended) and affidavit duly executed by the applicant and attested by first class magistrate/notary public, *interalia* declaring that the legal heirs of the deceased have not obtained any legal representation in respect of property(ies), if any, left behind by the deceased holder and there is no dispute in regard to the title or ownership of the shares/bonds and property(ies) belonging to the deceased holder

v) duly notarized and stamped indemnity executed by the applicant and surety in favour of Bank.

3. While recommending for approval of the above mentioned transmission applications, we certify the following:

a) there are no prohibitary orders, attachment orders, "stop transfer", pending court or consumer forum or legal cases or disputed letter in respect of the transfer requests recorded as on date;

b) the share/ bond certificates received are genuine certificates issued by SBI. The security features of share/bond certificates received with transmission applications are proper. This has been verified with ultra violet scanner also. We have not received any forged certificates;

c) all the requirements of State Bank of India Act, 1955 (Act 23 of 1955)/ State Bank of India General Regulations, 1955and the guidelines and procedures laid down by the Bank for transmission of shares and bonds have been complied with in respect of aforesaid transmission applications;

For Datamatics Financial Software And Services Ltd.



Y. S. Kanodia
Managing Director

कृते भारतीय स्टेट बैंक
For STATE BANK OF INDIA



महा प्रबन्धक General Manager
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.
के. का. बम्बई C. O. Bombay

d) we have ensured that all applicants for transmission of shares are eligible to hold the shares as per Section 15 of SBI Act and Regulation 5 of SBI General Regulations;

e) we confirm and recommend that STATE BANK OF INDIA can dispense with production of Succession certificate, letter of administration or other legal representation for transmission of the shares covered under the aforesaid transmission applications as per the proviso to Regulation 19 (1) of SBI General Regulations, 1955.

4. In view of the foregoing, we recommend that approval be accorded for transmission of the shares and bonds in respect of ________ cases in shares and ________ cases in bonds, as detailed in the register.

Authorised signatory

Date :
Place :

TransferAgent

For Datamatics Financial Software And Services Ltd.



Y. S. Kanodia
Managing Director

कृते भारतीय स्टेट बैंक
For STATE BANK OF INDIA



महा प्रबन्धक General Manager
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.
के. का. बम्बई C. O. Bombay

ANNEXURE - VI

Schedule of the fees and charges payable to the Transfer Agent

Sr. No.	Activity	Rate approved (Rs.)
1.	**Physical Shares/Bonds** i) R&T service charges – folio maintenance charges per annum per folio; calculation basis from AGM to AGM. For maintenance of Register of Share/Bond holders in the computer and Magnetic media, capture & maintenance of specimen signatures from application forms/transfer deeds/legal heirs claim form(s)/ authorised signatories of corporate bodies; correspondence, etc.	4.40 per folio
	ii) Charges for Dividend/Interest payment jobs including Printing and despatch of dividend/interest warrants, preparation of summary, TDS etc.	0.60 per folio
	iii) Charges for transfer of Shares/Bonds including transmission, name addition/deletion, transposition. (Rate per folio)	1.50 per folio
	iv) Charges for issue of duplicate/split certificates, consolidation of share certificates etc. (Rate per Certificate)	0.50 per cert.
	v) Charges for dematerialization of share certificate including scanning both sides of certificates etc. (Rate per Certificate)	2.75 per cert.
	vi) Charges for rematerialization (per certificate)	0.75 per cert.
	vii) Printing of list of shareholders with addresses etc. per folio	0.10 per folio
	viii) Charges for processing of Revalidation of transfer deeds	NIL
2.	**Returns/Reports etc.** i) Preparation and printing of Annual Return, Distribution Schedule, Bulk Register after merging electronic data, Special Reports/ Data on Shares & Bonds etc. (Rate per Report)	1,500 per report
	ii) Ad-hoc reports – Software modification (Rate per Report)	2,000 per report
3.	**Demat Shares/Bonds** i) R&T service charges – folio maintenance charges per annum per folio; (Lump sum) (calculation basis from AGM to AGM)	20,000 p.a
	ii) Connectivity charges for NSDL & CDSIL together (Lump sum p.a.) payable in advance.	12,000 p.a
4.	Charges for redemption of Bonds on valid Redeemed Bonds including scrutiny of applications, verification of signatures, objections raised, if any, maintenance of records etc. & printing of redemption warrants etc. (per folio)	1.50 per folio

For Datamatics Financial Software And Services Ltd.



Y. S. Kanodia
Managing Director

कृते भारतीय स्टेट बैंक
For STATE BANK OF INDIA



महा प्रबन्धक General Manager
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.
के. का. बम्बई C. O. Bombay

Sr. No.		Activity	Rate approved (Rs.)
5.		**AGM/GM connected activities:** Providing modules for extraction of data for verification of signatures (for entire shareholding) & recording of attendance of shareholders. Providing assistance at site for AGM and Election of Shareholder Directors including printing of Proxy Register	3,000
6.		**Handling charges/mailing expenses :**	
	i)	Despatch of confirmation of change of address	0.10 per folio
	ii)	Intimation /Post confirmation of despatch of shares	0.10 per folio
	iii)	Acknowledgement of receipts	0.10 per folio
	iv)	Registered & UCP Covers – Ordinary covers, Articles	0.20 per folio
7.		**Other activities** (One time) :	
	i)	Capturing of account particulars for ECS Mandate etc. per folio	0.30 per folio
	ii)	Storage of documents	NIL
	iii)	Listing and registration for dispatch of dividend/interest warrants(Public Issue) Under Certificate of Posting(UCP) (Lump Sum) (involves printing of address slips for evidencing dispatch by postal authorities duly stamped	Included in Sr. No. 1(vii)
	iv)	Conversion of NSDL/CDSIL files to match the master layouts Share Register, Printing of dividend warrants for the Electronic Shares & providing query for dividend paid for electronic shares (Lump Sum p.a)	NIL
	v)	ECS processing, creation of data for submission to RBI(Lump Sum irrespective of no. of centres) ➢ Validation of ECS details with RBI ➢ Extraction of data file as per RBI requirements, rectification etc. for all the centres.	NIL
	vi)	Printing of mailing address stickers(per folio)	Included in Sr. No. 1(vii)

For Datamatics Financial Software And Services Ltd.

Y. S. Kanodia
Managing Director

कृते भारतीय स्टेट बैंक
For STATE BANK OF INDIA

महा प्रबन्धक General Manager
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.
कें. का. मुंबई C. O. Bombay

Sr. No.		Activity	Rate approved (Rs.)
8.	i)	Charges for Stationery, Postage, Advertising, Filing Fees, Registration Fees, Travel, Conveyance, Telephone, courier charges, TELEX/ FAX/XEROX charges etc. Cost of Computer stationery, floppies, cartridges, CD ROMs, Labour charges, binding, sealing etc.,	payable on actual basis
	ii)	Legal Charges	payable on case to case basis
	iii)	Other expenditure(if any); please specify	Specific sanction to be obtained before submitting the bills.

1. Payments against item nos.1(i) , 3(i) will be made in advance at quarterly intervals on pro rata basis.
2. All other payments will be made on acrual basis on submission of the bills and subject to scrutinisation and sanction by the Bank .
3. TDS will be deducted, as applicable, at the time of all payments.

For Datamatics Financial Software And Services Ltd.



Y. S. Kanodia
Managing Director


कृते भारतीय स्टेट बैंक
For STATE BANK OF INDIA


महा प्रबन्धक General Manager
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.
के. का. बम्बई C. O. Bombay